UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  814-01066

FS ENERGY AND POWER FUND II

(Exact name of registrant as specified in its charter)

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, FS Energy and Power Fund II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 28, 2016	FS ENERGY AND POWER FUND II

		By:	/S/ Stephen S. Sypherd
Stephen S. Sypherd
Vice President, Treasurer and Secretary